[LETTERHEAD OF ASHTON TECHNOLOGY GROUP, INC.]


                                                               February 13, 2002

EDGAR Coding:
Type:           RW
Sequence:       1
Description:    Request for Withdrawal

Via EDGAR
---------
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406


RE:  The Ashton Technology Group, Inc.
     Registration Statement on Form S-2 filed on November 13, 2001
     -------------------------------------------------------------
     File No. 333-73264
     ------------------

Dear Ms. Jacobs:

          On behalf of The Ashton Technology Group, Inc. (the "Company") and as requested by the Securities and Exchange Commission, I hereby supplement our withdrawal request dated January 25, 2002 in which I requested that the Company's Registration Statement on Form S-2 filed on November 13, 2001 (File No. 333-73264) (the "Form S-2") be withdrawn effective January 25, 2002. The Company is withdrawing the Form S-2 because the Company is in the process of negotiating a transaction and, with the agreement of the selling stockholder listed in the Form S-2, have determined to withdraw the Form S-2.

          Should you have any questions or require additional information regarding the foregoing, please contact me directly at Tel: 215-789-3300.


                               Sincerely,


                               /s/ Jennifer L. Andrews
                               Jennifer L. Andrews
                               Senior Vice President and Chief Financial Officer


cc:  Christopher S. Auguste
     Jordan A. Young